13011048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2013

SEC FILE NUMBER
8-50200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Principal Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines	Iowa	50392
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy W. Bollin (515) 362-1345
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1302-1029235

EM 3/5/13

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

Principal Funds Distributor, Inc.
Years Ended December 31, 2012 and 2011
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Financial Statements and Supplementary Information

Principal Funds Distributor, Inc.
Years Ended December 31, 2012 and 2011
With Report of Independent Registered
Public Accounting Firm

Oath or Affirmation

I, Tracy W. Bollin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Principal Funds Distributor, Inc. as of December 31, 2012, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Notary Public

CHANTELLE MORONE
Commission Number 755325
My Commission Expires
October 20, 2014

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

1302-1029235

Principal Funds Distributor, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2012 and 2011

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Principal Funds Distributor, Inc.

We have audited the accompanying financial statements of Principal Funds Distributor, Inc., (the Company), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A member firm of Ernst & Young Global Limited

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Principal Funds Distributor, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2013

Principal Funds Distributor, Inc.

Statements of Financial Condition

	December 31 2012	December 31 2011
Assets		
Cash and cash equivalents	**$ 32,932,289**	$ 32,861,212
Receivables:		
Affiliates	**11,303,360**	9,096,176
Others	**44,700**	119,519
Total receivables	**11,348,060**	9,215,695
Deferred sales commissions, net of amortization of $119,527,501 and $93,499,385 in 2012 and 2011, respectively	**16,636,943**	13,407,790
Income tax receivable under tax allocation agreement	**10,319,147**	7,697,183
Other assets	**258,535**	235,159
Total assets	**$ 71,494,974**	$ 63,417,039
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	**$ 12,118,884**	$ 8,809,529
Deferred income tax liability, net	**2,058,956**	559,403
Payables:		
Principal Life Insurance Company	**10,619,240**	8,679,321
Other affiliates	**3,235,924**	2,922,949
Total liabilities	**28,033,004**	20,971,202
Stockholder's equity:		
Common stock, $10 par value – authorized, 10,000 shares; issued and outstanding, 10,000 shares	**100,000**	100,000
Additional paid-in capital	**346,812,827**	290,351,109
Accumulated deficit	**(303,450,857)**	(248,005,272)
Total stockholder's equity	**43,461,970**	42,445,837
Total liabilities and stockholder's equity	**$ 71,494,974**	$ 63,417,039

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Operations

	Year Ended December 31	
	2012	**2011**
Revenues		
Distribution fees (12b-1 fees)	**$ 121,207,597**	$ 109,388,458
Underwriting fees	**6,465,110**	5,266,309
Contingent deferred sales charges	**2,788,060**	3,318,830
Total revenues	**130,460,767**	117,973,597
Expenses		
Distribution expenses (12b-1 fees)	**100,983,240**	91,020,671
Compensation and related expenses	**57,499,806**	45,437,727
Amortization of deferred sales commissions	**26,028,116**	26,084,273
General and administrative expenses	**36,096,213**	30,783,498
Total expenses	**220,607,375**	193,326,169
Loss before income tax benefit	**(90,146,608)**	(75,352,572)
Income tax benefit	**34,780,626**	30,096,021
Net loss	**$ (55,365,982)**	$ (45,256,551)

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2011	$ 100,000	$ 243,195,390	$ (202,665,094)	$ 40,630,296
Net loss	–	–	(45,256,551)	(45,256,551)
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	1,155,719	(83,627)	1,072,092
Capital contributions from Principal Management Corporation	–	46,000,000	–	46,000,000
Balance at December 31, 2011	100,000	290,351,109	(248,005,272)	42,445,837
Net loss	–	–	**(55,365,982)**	**(55,365,982)**
Capital contributions in the form of forgiveness of allocated stock-based compensation expense	–	**1,461,718**	**(79,603)**	**1,382,115**
Capital contributions from Principal Management Corporation	–	**55,000,000**	–	**55,000,000**
Balance at December 31, 2012	**$ 100,000**	**$ 346,812,827**	**$ (303,450,857)**	**$ 43,461,970**

See accompanying notes.

Principal Funds Distributor, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2012	**2011**
Operating activities		
Net loss	**$ (55,365,982)**	$ (45,256,551)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales commissions	**26,028,116**	26,084,273
Allocation of stock-based compensation	**1,461,718**	1,155,719
Equity distribution in the form of common stock to employees	**(79,603)**	(83,627)
Deferred income taxes, net	**1,499,553**	(2,560,339)
Sales commissions deferred	**(29,257,269)**	(20,539,795)
Changes in operating assets and liabilities:		
Income tax receivable under tax allocation agreement	**(2,621,964)**	(248,839)
Receivables from affiliates	**(2,207,184)**	72,633
Other receivables	**74,819**	68,394
Other assets	**(23,376)**	4,812
Accounts payable and accrued expenses	**3,309,355**	651,431
Payable to Principal Life Insurance Company	**1,939,919**	1,284,635
Payable to other affiliates	**312,975**	102,035
Net cash used in operating activities	**(54,928,923)**	(39,265,219)
Financing activities		
Capital contributions from Principal Management Corporation	**55,000,000**	46,000,000
Net cash provided by financing activities	**55,000,000**	46,000,000
Net increase in cash and cash equivalents	**71,077**	6,734,781
Cash and cash equivalents at beginning of year	**32,861,212**	26,126,431
Cash and cash equivalents at end of year	**$ 32,932,289**	$ 32,861,212

See accompanying notes.

1. Organization and Nature of Business

Principal Funds Distributor, Inc. (the Company) is a broker/dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is incorporated under the laws of the state of Washington and is a wholly owned subsidiary of Principal Management Corporation (PMC). PMC is a wholly owned subsidiary of Principal Financial Services, Inc. (PFSI), which is a wholly owned subsidiary of Principal Financial Group, Inc. (PFG). The Company serves as the principal contracted distributor of the Principal Mutual Funds (the Funds). The Company does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Main sources of revenue include distribution and underwriting fees earned for providing services to the Funds.

2. Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance that clarifies and changes fair value measurement and disclosure requirements. This guidance expands existing disclosure requirements for fair value measurements and includes other amendments but does not require additional fair value measurements. This guidance was effective for the Company on January 1, 2012, and did not have a material impact on our consolidated financial statements.

3. Summary of Significant Accounting Policies

The Company uses fair value measurements to record fair value of cash equivalents. Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- Level 1 – Fair values are based on unadjusted quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets include money market mutual funds.

- Level 2 – Fair values are based on inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 – Fair values are based on significant unobservable inputs for the asset or liability.

3. Summary of Significant Accounting Policies (continued)

Valuation Hierarchy

Cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. The Company used Level 1 valuation techniques to measure the fair value of cash equivalents. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2012 and 2011.

Assets measured at fair value on a recurring basis are summarized below. The Company does not have any liabilities measured at fair value.

	As of December 31, 2012			
	Assets Measured at Fair Value	Fair Value Hierarchy Level		
		Level 1	Level 2	Level 3
Assets				
Cash equivalents	$ 2,424,715	$ 2,424,715	$ –	$ –
Total assets	$ 2,424,715	$ 2,424,715	$ –	$ –

	As of December 31, 2011			
	Assets Measured at Fair Value	Fair Value Hierarchy Level		
		Level 1	Level 2	Level 3
Assets				
Cash equivalents	$ 2,424,715	$ 2,424,715	$ –	$ –
Total assets	$ 2,424,715	$ 2,424,715	$ –	$ –

Transfers

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between any of the levels during the years ended December 31, 2012 and 2011.

3. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. It is possible that actual experience could differ from the estimates utilized.

Cash and Cash Equivalents

The Company's cash equivalents include money market funds. The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Deferred Sales Commission

Commission costs related to sales of Class B, Class C, Class J and certain Class A shares are capitalized. Deferred sales commissions related to Class B shares are amortized over a period of five years using the straight-line method. Deferred sales commissions related to Class C shares are amortized over a period of 12 months using the straight-line method. Deferred sales commissions related to Class J shares are amortized over an 18 month period using the straight-line method. Class A shares are amortized over a period of 12 months using the straight-line method. Such Class A commissions are those associated with payments made when the customer is not required to pay a load, typically for Class A share purchases of $500,000 or more.

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax basis of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

3. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The majority of the Company's revenues are derived from services provided to the Funds. The Company receives 12b-1 fees from each fund based on a percentage of the Fund's average net assets. Such fees are booked as revenues as they are earned.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

4. Related-Party Transactions

As set forth in the statements of operations, the Company receives distribution (Rule 12b-1) and shareholder servicing fees from the Funds.

Substantially all revenue recorded by the Company is for services provided to the Funds. Pursuant to the terms of agreements approved by the Funds' shareholders under the provisions of Rule 12b-1 of the Investment Company Act of 1940, the Company receives 12b-1 fees from each fund based on a stipulated percentage of the Fund's average net assets. Receivables from the Funds related to these services totaled $11,303,360 and $9,096,176 at December 31, 2012 and 2011, respectively.

Additionally, the Company pays to selling broker dealers a portion of these fees. Fees received under the provisions of Rule 12b-1 are listed as distribution fees and fees paid to selling broker dealers are listed as distribution expenses. The Company is affiliated with Princor Financial Services Corporation (PFSC) through common ownership and management. Distribution expenses paid to PFSC for the sale of shares of the Funds totaled $35,755,147 and $34,500,710 for the years ended December 31, 2012 and 2011, respectively.

The Company has entered into an expense reimbursement agreement with Principal Life Insurance Company (PLIC). PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the years ended December 31, 2012 and 2011, were $122,056,054 and $89,832,333, respectively.

4. Related-Party Transactions (continued)

PFG has allocated the expenses associated with its stock-based compensation plans to each of its subsidiaries, with the allocation aggregating $1,461,718 and $1,155,719 to the Company for the years ended December 31, 2012 and 2011, respectively. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

5. Leases

As of December 31, 2012, future minimum rentals under operating leases for office space that have initial or non-cancelable lease terms in excess of one year are as follows:

2013	$576,046
2014	593,327
2015	199,715
2016	–
Thereafter	–
	$ 1,369,088

Rent expense for 2012 and 2011 totaled $626,427 and $507,448, respectively.

6. Income Taxes

The Company's taxable income or loss is included in the consolidated federal and state income tax returns filed by PFG. PFG has adopted the policy of allocating income tax expenses and benefits to members of the consolidated group based upon their pro rata contribution of taxable income or operating losses. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each company. Taxes received during 2012 and 2011 were $33,874,428 and $27,199,472, respectively.

6. Income Taxes (continued)

Deferred taxes are provided for the temporary differences between the financial reporting and income tax bases of assets and liabilities using the enacted income tax rates and laws. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Deferred income tax assets arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Deferred income tax liabilities arise primarily from differences in depreciation methods for book and tax purposes. Net deferred income taxes are comprised of deferred income tax assets of $3,237,117 and $3,234,057 and deferred income tax liabilities of $5,296,073 and $3,793,460 at December 31, 2012 and 2011, respectively.

Income tax expense (benefit) for the years ended December 31, 2012 and 2011, consists of the following:

	Year Ended December 31	
	2012	**2011**
Current:		
Federal	**$ (30,623,037)**	$ (22,958,843)
State	**(5,657,142)**	(4,576,839)
	(36,280,179)	(27,535,682)
Deferred:		
Federal	**2,032,564**	(1,340,228)
State	**(533,011)**	(1,220,111)
	1,499,553	(2,560,339)
Income tax benefit	**$ (34,780,626)**	$ (30,096,021)

6. Income Taxes (continued)

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes partially offset by nondeductible business meals and entertainment.

The tax effects of temporary differences that gave rise to the net deferred tax liability at December 31, 2012 and 2011, were as follows:

	December 31 2012	2011
Deferred tax assets:		
Benefit and medical plan contribution	$ –	$ 782,201
Stock options	**557,792**	354,391
State net operating loss	**2,431,838**	1,811,116
Other deferred tax assets	**247,487**	286,349
Total deferred tax assets	**3,237,117**	3,234,057
Deferred tax liabilities:		
Deferred sales commissions	**(5,192,142)**	(3,698,926)
Other deferred tax liabilities	**(103,931)**	(94,534)
Total deferred tax liabilities	**(5,296,073)**	(3,793,460)
Net deferred tax liability	**$ (2,058,956)**	$ (559,403)

The amount of tax contingencies calculated for the Company as of December 31, 2012 and 2011 is not material to the Company's financial position. Therefore, the total amount of tax contingencies, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in other general expenses. The Company did not recognize interest expense and penalties related to income tax for the years ended December 31, 2012 and 2011.

The Internal Revenue Service (IRS) has completed examination of PFG's consolidated federal income tax returns for years prior to 2004. PFG is contesting certain issues and has filed suit in the Court of Federal Claims, requesting refunds for the years 1995-2003. The issues PFG is contesting have no impact on the Company.

6. Income Taxes (continued)

The IRS completed its examinations of tax years 2004 through 2008 during 2011 resulting in receipt of notices of deficiency. PFG paid the deficiencies ($62,110,562 for 2004 and 2005 and $46,685,714 for 2006 and 2008, including interest) in 2011. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and will file claims for refund relating to disputed adjustments for tax years 2006 through 2008. The IRS commenced audit of PFG's federal income tax return for 2009 during the fourth quarter of 2011 and for 2010 during the first quarter of 2012. PFG expects the IRS to commence audit of its federal income tax return for 2011 during 2013. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

7. Contingencies

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the Securities and Exchange Commission, FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

On October 28, 2009, Judith Curran filed a derivative action lawsuit on behalf of the Principal Funds, Inc. and Strategic Asset Management (SAM) Portfolio in the United States District Court for the Southern District of Iowa against Principal Management Corporation, Principal Global Investors, LLC, and Principal Funds Distributor, Inc. (the Principal Defendants). The lawsuit alleges the Principal Defendants breached their fiduciary duty under Section 36(b) of the Investment Company Act by charging advisory fees and distribution fees that were excessive. The Principal Defendants are aggressively defending the lawsuit.

7. Contingencies (continued)

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. At December 31, 2012, the Company had net capital of $9,901,942 which was $9,651,942 in excess of its required minimum net capital of $250,000.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplementary Information

Principal Funds Distributor, Inc.

Computation of Net Capital – Part IIA

December 31, 2012

Computation of Net Capital

1. Total ownership equity from statement of financial condition		$ 43,461,970
2. Deduct ownership equity not allowable for net capital		–
3. Total ownership equity qualified for net capital		43,461,970
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		43,461,970
6. Deductions and/or charges:		
A. Total nonallowable assets from statement of financial condition (Notes B and C)	$ 33,511,534	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges	–	(33,511,534)
7. Other additions and/or allowable credits		–
8. Net capital before haircuts on securities positions		9,950,436
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	48,494	
D. Undue concentration	–	
E. Other	–	(48,494)
10. Net capital		$ 9,901,942

Principal Funds Distributor, Inc.

Computation of Net Capital – Part IIA (continued)

Computation of Alternate Net Capital Requirement

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ –
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	250,000
24.	Net capital requirement (greater of line 22 or 23)	250,000
25.	Excess net capital (line 10 less 24)	9,651,942
26.	Net capital in excess of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	9,601,942

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Principal Funds Distributor, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2012

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)	
A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm:	
D. (k)(3) – Exempted by order of the Commission	

Principal Funds Distributor, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2012

There were no differences between Net Capital which is included in this audited report and Net Capital in the Company's corresponding unaudited Focus Report (Form X-17A-5, Part IIA) filing as of December 31, 2012.

Ernst & Young LLP

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.